The Law Office of James G. Dodrill II, P.A.

5800 Hamilton Way

Boca Raton, Florida 33496

Tel. (561) 862-0529

Fax: (561) 892-7787

Email: jim@jimdodrill.com

March 27, 2014

Mr. Mark Shuman, Branch Chief - Legal

United States Securities and Exchange Commission

Washington, D.C. 20549-0305

Re:	The Luxurious Travel Corp.

Registration Statement on Form S-1

File No. 333-193386

Dear Mr. Shuman:

This firm represents The Luxurious Travel Corp. (the “Company”) and in that role, along with the Company, is responding to the comments we have received on the above referenced filing in your letter dated February 12, 2014. This letter is designed to describe our responses to your comments and the location in the filing where changes have been made. We have adopted the numbering system used in your letter with the numbered paragraphs below corresponding to the comments having the same number in your letter.

1.	For the reasons set forth below, the Company believes that it is appropriate to register the shares held by the affiliate. Rule 415(a)(1)(i) under the Securities Act of 1933, as amended, permits an issuer to register the offer and sale of securities on a delayed or continuous basis by the selling security holder in a bona fide secondary offering without restriction if the selling security holder is other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. In its Compliance and Disclosure Interpretations, Interpretive Response 612.09 (the “612.09 Interpretation”), the Staff has set forth a detailed analysis of the relevant factors that should be examined to determine whether an offering is a bona fide secondary offering eligible for Rule 415(a)(1)(i). The 612.09 Interpretation identifies the following factors for consideration, which can be equally applied to debt securities:

•	how long the selling security holder has held the securities;

•	the circumstances under which the selling security holder received the securities;

•	the relationship of the selling security holder to the issuer;

•	the amount of securities involved;

•	whether the selling security holder is in the business of underwriting securities; and

•	whether, under all the circumstances, it appears that the selling security holder is acting as a conduit for the issuer.

The 612.09 Interpretation acknowledges that the question of whether a purported secondary offering is really a primary offering is a “difficult factual one” and not merely a question of who receives the proceeds and that consideration should be given to “all the circumstances.”

In addition, in its Compliance and Disclosure Interpretations, Interpretive Response 212.15, the Staff noted that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

Each of the factors identified in the 612.09 Interpretation is discussed below.

A. How long the selling security holder has held the securities.

The longer the securities are held, the less likely the selling security holder is acting as a conduit for the Company. Here, the selling security holder has held the securities since the inception of the Company, more than ten years ago. The selling security holder acquired the securities as a long-term investment and not with a view to distribution on behalf of the Company.

B. The circumstances under which the selling security holder received the securities.

The securities were issued to the selling security holder as the founder of the Company. The Company’s business is the creation of the selling security holder, who contributed the concept for the business in exchange for his securities. The circumstances here do not suggest that the selling security holder had any intent to distribute the securities on behalf of the Company.

C. The relationship of the selling security holder to the issuer.

The selling security holder is neither a subsidiary of the Company, nor a person of which the Company is a subsidiary. The selling security holder is the sole current officer of the Company, and in such capacity determined to register all securities held by all security holders.

D. The amount of securities involved.

The Company acknowledges that the shares constitute a majority of the issued and outstanding shares of common stock of the Company. The Company, however, believes that the other factors discussed herein evidence that the selling security holder is not acting as a conduit for the issuer.

E. Whether the selling security holder is in the business of underwriting securities.

The selling security holder is not in the business of underwriting securities.

F. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and the facts and circumstances, the Company respectfully submits that it would be inappropriate to conclude that the selling security holder is acting as a conduit or alter ego for the Company. As noted above, the holder has held the securities for more than ten years and obtained the securities for his contribution of the concept on which the Company’s entire business has been built. Under these circumstances, the Company believes that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all the foregoing reasons, the Company believes that the facts and circumstances compel the conclusion that proposed offering is not by or on behalf of the registrant and that the selling security holder must be permitted to include all shares requested for registration.

2.	The prospectus summary, business section and management’s discussion sections have all been revised in order to respond to your comment.

3.	The requested disclosure has been included.

4.	The Company has relocated the first paragraph from page 5, deleted the second paragraph from page 5 and has placed the prospectus summary immediately following the table of contents page.

5.	The referenced text has been deleted.

6.	The referenced disclosure has been revised.

7.	The Company has included quantitative disclosure regarding its financial condition and results of operations in the Prospectus Summary section.

8.	The requested information has been included.

9.	The requested risk factor has been added regarding Mr. Todd Delmay’s lack of experience running a public company. Disclosure regarding Mr. Todd Delmay’s background has been revised to disclose that he is pursuing his MBA (graduating in June and describing several the classes he has taken including classes on accounting and economics. Mr. Delmay has 14 years of business experience and takes responsibility for accounting matters while outsourcing tax preparation and consults as he deems necessary with the tax preparer and a financial consultant.

10.	The requested risk factor has been added.

11.	The requested risk factor has been added.

12.	The Company wishes to draw your attention to the fact that although it has a sole current officer, it does currently have two directors. Appropriate revisions have been made

13.	The referenced risk factor has been revised.

14.	The referenced risk factor has been revised.

15.	The Company is not aware of any selling security holder that is a broker-dealer or an affiliate of a broker-dealer.

16.	The requested disclosure has been included.

17.	The requested disclosure has been included.

18.	The referenced claims have been deleted and the disclosure revised.

19.	The requested disclosure has been included.

20.	The Company does not believe that any shareholder other than Mr. Todd Delmay qualifies as a five percent beneficial owner. James and Meredith Dodrill specifically disclaim any and all pecuniary and beneficial ownership of any of the shares held by Grant Dodrill, Brooke Dodrill or Carol Dodrill. Even if the shares held by Grant Dodrill and Brooke Dodrill (James and Meredith’s children) were included in the ownership of James and Meredith, this would still aggregate to less than 5%.

21.	The requested disclosure has been included.

22.	James and Meredith Dodrill purchased their shares directly from the issuer in November 2003, more than ten years ago. Carol Dodrill, Brooke Dodrill and Grant Dodrill each received their shares from James and Meredith and the most recent of such transactions was more than eight years ago.

23.	The requested undertaking has been included.

24.	The designation has been included to reflect that Mr. Todd Delmay serves in this capacity.

Should you have questions regarding the filing or anything in this letter, please feel free to contact the undersigned at (561) 862-0529.

Sincerely,

The Law Office of James G. Dodrill II, PA

/s/ Jim Dodrill

By: Jim Dodrill, Esq.

For the Firm